December 9, 2019

Chris Chang Yu
Chief Executive Officer
AnPac Bio-Medical Science Co., Ltd.
801 Bixing Street, Bihu County
Lishui, Zhejiang Province 323006
People's Republic of China

       Re: AnPac Bio-Medical Science Co., Ltd.
           Amendment No. 2 to
           Registration Statement on Form F-1
           Filed December 5, 2019
           File No. 333-234408

Dear Dr. Yu:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 20, 2019 letter.

Form F-1/A filed December 5, 2019

Capitalization, page 61

1. Please disclose the number of shares issued and outstanding on an actual, pro forma and pro forma as adjusted basis.
Interim Financial Statements
Interim Statements of Changes in Shareholders' Equity (Deficit), page F-47

2. We read your response to comment 2. The cancelled and reissued shares appear to be material to the number of shares outstanding as of September 30, 2019. Please tell us and
 Chris Chang Yu
AnPac Bio-Medical Science Co., Ltd.
December 9, 2019
Page 2
      disclose the timing and terms associated with the repurchase and cancellation of 1,574,700 shares during the nine months ended September 30, 2019, including any promises to reissue shares at a later date. Also, explain, with reference to the GAAP literature you relied upon, how you determined that none of the shareholders whose shares were cancelled had rights to common stock or potential common stock as of September 30,
      2019, despite a significant portion of these cancelled shares being later reissued for no additional consideration. If some or all of these shares or potential shares, should be reflected in your September 30, 2019 interim financial statements, please make the appropriate revisions here and elsewhere in the filing, such as in the capitalization and dilution sections. Refer to ASC 260-10-20, ASC 505-10-45 and ASC
505-10-50.
       You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameChris Chang Yu
                                                          Division of
Corporation Finance
Comapany NameAnPac Bio-Medical Science Co., Ltd.
                                                          Office of Real Estate
& Construction
December 9, 2019 Page 2
cc:       Shuang Zhao
FirstName LastName